Exhibit 11

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Full year
(Dollars in millions, except per share amounts)	2010	2009	2008	2007	2006
Net income attributable to common shareowners	$4,373	$3,829	$4,689	$4,224	$3,732

Basic earnings for period	$4,373	$3,829	$4,689	$4,224	$3,732

Diluted earnings for period	$4,373	$3,829	$4,689	$4,224	$3,732

Basic average number of shares outstanding during the period (thousands)	907,900	917,400	937,800	963,900	980,000

Stock awards (thousands)	14,800	11,400	18,600	24,900	25,700

Diluted average number of shares outstanding during the period (thousands)	922,700	928,800	956,400	988,800	1,005,700

Basic earnings per common share	$4.82	$4.17	$5.00	$4.38	$3.81
Diluted earnings per common share	$4.74	$4.12	$4.90	$4.27	$3.71